Exhibit 99 (i)

August 8, 1997


Dear Stockholder,

We believe that all of NACCO Industries stockholders should receive the most comprehensive information possible about their company's operating performance. With this in mind, we are implementing a new format for our interim reports to stockholders. As a result, we have attached a copy of the second quarter earnings release and supplemental financial information. The earnings release replaces our traditional interim report. This change will place quarterly operating results into your hands sooner than was previously possible, and at a substantially reduced cost. We have also made a special effort to expand and improve the scope of our quarterly earnings release to provide more information on our current and future operating performance. We hope you will find this approach both helpful and more timely.

Specifically with regard to our second quarter results, we are pleased that earnings improved over the same quarter in 1996. We believe the results reflect not only the strong demand for lift trucks in North America, but also the impact of the ongoing cost-reduction and profit improvement programs in place at our businesses, as well as the impact of our other longer term strategic programs.

Sincerely,


/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
Chairman, President and Chief Executive Officer

                             NACCO INDUSTRIES, INC.
                     ANNOUNCES SECOND QUARTER 1997 EARNINGS

     Mayfield Heights, Ohio, July 18, 1997: NACCO Industries, Inc. (NC-NYSE) today announced 1997 second quarter net income of $14.9 million, or $1.82 per share, on revenues of $541.1 million, compared with net income of $14.0 million, or $1.56 per share, on revenues of $560.9 million for the second quarter of 1996. For the six months ended June 30, 1997, net income was $17.7 million, or $2.16 per share, on revenues of $1.0 billion, compared with net income of $26.9 million, or $3.00 per share, on revenues of $1.1 billion in the first half of 1996. Earnings per share in the second quarter and first half of 1997 were favorably affected by fewer shares outstanding as a result of the Company's ongoing share repurchase program, including the issuer tender offer completed in December 1996. As of June 30, 1997 the Company had 8,152,000 shares of common stock outstanding, compared with 8,985,000 shares as of June 30, 1996.

                         NACCO Materials Handling Group

     NACCO Materials Handling Group's net income for the second quarter was $12.2 million on revenues of $377.4 million, compared with second quarter 1996 net income of $9.6 million on revenues of $407.6 million. Lift truck units shipped to dealers in the second quarter totaled 16,905, a 7% decrease compared with 18,236 units shipped in the second quarter a year ago. However, shipments in the second quarter of 1997 increased 16% over the 14,529 units shipped in the first quarter of 1997. This increase is primarily a result of stronger industrywide demand in the North American market. Lift truck volumes in Europe and Asia-Pacific were down slightly in the second quarter of 1997 from a year ago as a result of slower sales in some key European markets and continued competitive pressures from Japanese and Korean manufacturers in Asia-Pacific. Contributing to NMHG's improved net income in the second quarter of 1997 were favorable material expenses, improved worldwide manufacturing efficiency, lower overhead costs at NMHG's factories, lower administrative support costs and stronger demand for parts. Net income for the second quarter was also positively affected by a favorable tax adjustment and lower interest expense. Net income for the first six months of 1997 was $15.7 million on revenues of $709.7 million, compared with net income of $21.8 million on revenues of $828.4 million for the first half of 1996.

                               North American Coal

     North American Coal's net income for the second quarter was $3.8 million, compared with $5.3 million for the second quarter of 1996. The decline in net income was attributable to a nonrecurring $2.0 million, after tax, escrow payment received in the 1996 second quarter related to the sale of an eastern underground mine. Net income in the second quarter of 1997 included a $0.5 million increase in royalty income compared with the second quarter last year. During the second quarter of 1997, a total of 6.6 million tons of lignite were sold, compared with 6.0 million tons in the second quarter of 1996. North American Coal's Florida dragline operations sold 1.8 million cubic yards of limerock in the second quarter versus 1.6 million cubic yards in the second quarter last year. North American Coal's net income for the six months ended June 30, 1997 was $7.7 million, compared with $10.1 million in the first half of 1996. Net income in the first half of 1997 was affected by reduced tons sold at one of the company's project mining subsidiaries in North Dakota as a result of a customer's power plant outage and adverse weather conditions during the first quarter.

                          Hamilton Beach/Proctor-Silex

     Hamilton Beach/Proctor-Silex reported net income of $0.3 million on revenues of $87.2 million for the second quarter of 1997, compared with net income of $1.7 million on revenues of $82.7 million for the second quarter of 1996. Revenues grew 5% in the second quarter due to increased unit volumes, primarily for toasters and blenders. The increase in unit volumes, however, was offset by an extremely competitive pricing environment, start-up costs for the new manufacturing facility in Saltillo, Mexico, and expenses resulting from a reduction of manufacturing activities in the United States. For the six months ended June 30, 1997, Hamilton Beach/Proctor-Silex had a net loss of $1.7 million on revenues of $162.5 million, compared with net income of $1.0 million on revenues of $150.6 million for the same period in 1996.

                               Kitchen Collection

     Kitchen Collection had a net loss of $0.3 million on revenues of $16.6 million in the second quarter of 1997 compared with a net loss of $0.5 million on revenues of $14.6 million in the second quarter of 1996. Kitchen Collection operated 145 stores on June 30, 1997 compared with 140 stores at the end of the second quarter of 1996. New store openings contributed to the increase in second quarter sales, compared with the same period a year ago. In addition, comparable store sales rose 8% over the second quarter of 1996 primarily as a result of a 6% increase in the average sales transaction and a 3% increase in the number of customer sales transactions. However, overall margins in the second quarter of 1997 were negatively affected by actions taken to sell discontinued inventory and costs associated with the discontinuation of the Hearthstone(TM) store format. For the six months ended June 30, 1997, Kitchen Collection had a net loss of $1.0 million on revenues of $31.2 million, compared with a net loss of $1.2 million on revenues of $27.5 million for the same period last year.

                                     Outlook

     Lift truck industry bookings in the Americas are anticipated to continue to be strong based on second quarter factory bookings, which were at the highest levels since the first quarter of 1995. At NMHG, worldwide backlogs increased 41% to 20,300 units in the second quarter of 1997, compared with 14,400 units in the second quarter of 1996, and increased 74% compared with 11,700 units at year-end 1996.

     North American Coal's San Miguel Lignite mine in Texas began production and deliveries on July 1, 1997 as planned. The company expects the new mine to deliver approximately 1.8 million tons of lignite in 1997 and thereafter approximately 3.0 million tons annually through 2007. In addition, the company expects overall customer lignite requirements at its other operating mines to remain firm over the next six months.

     At Hamilton Beach/Proctor-Silex, the new Saltillo facility is expected to continue to ramp up production during 1997. As of June 30, the facility was manufacturing selected lines of blenders and toasters. The company plans to phase in additional manufacturing activities during the remainder of the year. The company anticipates that the facility will provide significant cost benefits over the long term.

     Kitchen Collection will continue to focus on increasing each store's average sales transaction and customer traffic through continued emphasis on employee incentive programs as well as other marketing programs. Discontinued inventory phase-outs should have less impact on the company's net income for the remainder of 1997. Kitchen Collection is testing a new medium-market format in two stores with two more medium-market stores scheduled for opening in 1997.


     The statements contained in this news release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made subject to certain risks and uncertainties which could cause actual results to differ materially from those presented in those forward-looking statements. Such risks and uncertainties with respect to each subsidiary's operations include without limitation:

     NMHG: (1) changes in demand for forklift trucks on a worldwide basis, (2) changes in sales prices, (3) delays in delivery or increased pricing of raw materials or sourced products and labor, (4) delays in manufacturing and delivery schedules and (5) exchange rate fluctuations, changes in foreign import tariffs and monetary policies and other changes in the regulatory climate in the countries in which NMHG operates and/or sells products.

     NACoal: (1) weather conditions and other events that would reduce the level of customers' fuel requirements and (2) transitional issues in assuming the management of the San Miguel Lignite project.

     HBPS: (1) delays or increased costs in the start-up of operations in Saltillo, Mexico, (2) bankruptcy of or loss of major retail customers, (3) changes in sales prices, product mix or levels of consumer purchasing of small electronic appliances and (4) exchange rate fluctuations, changes in foreign import tariffs or monetary policies and other changes in the regulatory climate in the countries in which HBPS operates and/or sells products.

     KCI: (1) weather conditions which would affect the number of customers visiting the stores, (2) changes in sales prices, product mix or level of consumer purchasing of kitchenware and small electric appliances and (3) delays in the start-up of proposed new stores.

     NACCO Industries, Inc. is a holding company with four operating subsidiaries. The North American Coal Corporation mines and markets lignite primarily as fuel for power generation by electric utilities. NACCO Materials Handling Group, Inc. is a world leader in the design and manufacture of forklift trucks, marketed under the Hyster(R) and Yale(R) brand names. Hamilton BeachProctor-Silex, Inc. is a leading manufacturer of small electric appliances. The Kitchen Collection, Inc. is a national specialty retailer of kitchenware and small electric appliances.

                                      # # #

FOR FURTHER INFORMATION, CONTACT:

NACCO Industries, Inc.
Ira I Gamm
Manager-Investor Relations
216/449-9676

                             Selected Financial Data
                    NACCO INDUSTRIES, INC. AND SUBSIDIARIES
               (In millions, except per share and percentage data)


                                       Three Months               Six Months
                                      Ended June 30             Ended June 30
                                      -------------             -------------
                                     1997         1996        1997         1996
                                     ----         ----        ----         ----

Total revenues                   $   541.1   $   560.9   $   1,020.8   $   1,120.4


Operating profit                 $    33.8   $    34.0   $      49.8   $      65.1


Net income                       $    14.9   $    14.0   $      17.7   $      26.9


Net income per share             $    1.82   $    1.56   $      2.16   $      3.00

Return on equity in
  properly capitalized
  tangible assets (A)                                           30.9%         34.9%
Return on equity in total
  assets (A)                                                    10.2%         14.3%


(A) - Twelve months ended June 30.


(Chart)

Return on Equity in Properly Capitalized Tangible Assets

               1995*          42.5%
               1996*          34.9%
               1997*          30.9%

(Chart)

Return on Equity in Total Assets

               1995*          15.5%
               1996*          14.3%
               1997*          10.2%
     Minimum Internal Target  12.5%

*Twelve months ended June 30.

Note: Return calculations exclude the effect of the reserve for the UMWA obligation.

(All amounts are subject to annual audit by independent public accountants.)

                 Consolidated Financial and Operating Highlights
                    NACCO INDUSTRIES, INC. AND SUBSIDIARIES
                      (In millions, except per share data)

                                                 Three Months                    Six Months
                                                 Ended June 30                 Ended June 30
                                                 -------------                 -------------
                                               1997          1996            1997          1996
                                               ----          ----            ----          ----

Revenues
   NACCO Materials Handling Group        $     377.4  $       407.6  $       709.7  $     828.4
   Hamilton Beach/Proctor-Silex                 87.2           82.7          162.5        150.6
   North American Coal                          62.4           56.7          120.8        115.8
   Kitchen Collection                           16.6           14.6           31.2         27.5
   NACCO and Other                                --            0.1            0.1          0.2
   Eliminations                                 (2.5)          (0.8)          (3.5)        (2.1)
                                         -----------  -------------  -------------  -----------
                                               541.1          560.9        1,020.8      1,120.4
Amortization of goodwill
   NACCO Materials Handling Group                2.9            2.8            5.8          5.7
   Hamilton Beach/Proctor-Silex                  1.0            0.9            2.0          1.8
   Kitchen Collection                            0.1            0.1            0.1          0.1
                                         -----------  -------------  -------------  -----------
                                                 4.0           3.8             7.9          7.6
Operating profit (loss)
   NACCO Materials Handling Group               24.7           24.7           36.9         50.7
   Hamilton Beach/Proctor-Silex                  2.2            4.7            0.1          3.7
   North American Coal                           9.4            7.8           18.4         17.6
   Kitchen Collection                           (0.5)          (0.6)          (1.5)        (1.8)
   NACCO and Other                              (2.0)          (2.6)          (4.1)        (5.1)
                                         -----------  -------------  -------------  -----------
                                                33.8           34.0           49.8         65.1
Other income (expense)
   NACCO Materials Handling Group               (1.8)          (7.1)          (7.4)       (14.2)
   Hamilton Beach/Proctor-Silex                 (1.7)          (1.6)          (3.2)        (2.9)
   North American Coal                          (3.3)           0.1           (6.4)        (2.6)
   Kitchen Collection                           (0.1)          (0.2)          (0.2)        (0.3)
   NACCO and Other                              (0.4)           0.2           (0.9)         0.1
                                         -----------  -------------  -------------  -----------

Income before income taxes and
     minority interest                          26.5           25.4           31.7         45.2
Provision for income taxes                      11.3           10.9           13.6         17.6
                                         -----------  -------------  -------------  -----------

Income (loss) before minority interest
   NACCO Materials Handling Group               12.2            9.6           15.7         21.8
   Hamilton Beach/Proctor-Silex                  0.3            1.7           (1.7)         1.0
   North American Coal                           3.8            5.3            7.7         10.1
   Kitchen Collection                           (0.3)          (0.5)          (1.0)        (1.2)
   NACCO and Other                              (0.8)          (1.6)          (2.6)        (4.1)
                                         -----------  -------------  -------------  -----------
                                                15.2           14.5           18.1         27.6
   Minority interest                            (0.3)          (0.5)          (0.4)        (0.7)
                                         -----------  -------------  -------------  -----------

Net income                               $      14.9  $        14.0  $        17.7  $      26.9
                                         ===========  =============  =============  ===========



Net income per share                     $      1.82  $        1.56  $        2.16  $      3.00
                                         ===========  =============  =============  ===========

   Cash dividends per share              $    0.1950  $      0.1875  $      0.3825  $    0.3675

   Average shares outstanding                  8.183          8.984          8.187        8.979


(All amounts are subject to annual audit by independent public accountants.)

                           Consolidated Balance Sheets
                     NACCO INDUSTRIES, INC AND SUBSIDIARIES
                                  (In millions)


                                                    June 30   Dec. 31
                                                     1997       1996
                                                  ---------- ----------
Assets
     Current assets                               $    567.1 $    591.8
     Other assets                                       39.6       37.5
     Property, plant and equipment, net                539.8      550.3
     Goodwill, net                                     456.7      461.0
     Deferred costs and other                           71.6       67.5
                                                  ---------- ----------

                                                  $  1,674.8 $  1,708.1
                                                  ========== ==========



Liabilities and stockholders' equity
     Current liabilities                          $    470.1 $    416.0
     Notes payable                                     252.1      333.3
     Obligations of project mining subsidiaries        327.8      341.5
     Self-insurance reserves and other                 224.6      223.9
     Minority interest                                  14.8       14.1
     Stockholders' equity                              385.4      379.3
                                                  ---------- ----------

                                                  $  1,674.8 $  1,708.1
                                                  ========== ==========

(All amounts are subject to annual audit by indepenendt public accountants.)

                        Subsidiary Financial Information
                         NACCO MATERIALS HANDLING GROUP
                 (In millions, except units and percentage data)


                                                                   Three Months         Six Months
                                                                   Ended June 30        Ended June 30
                                                                   -------------        -------------

Operating Results                                                 1997      1996       1997       1996
                                                                  ----      ----       ----       ----

Units sold                                                       16,905     18,236     31,434    37,726
Backlog units                                                                          20,300    14,400
Revenues                                                       $  377.4   $  407.6   $  709.7  $  828.4
Operating profit                                               $   24.7   $   24.7   $   36.9  $   50.7
Operating profit excluding goodwill amortization               $   27.6   $   27.5   $   42.7  $   56.4
Interest expense                                               $   (3.8)  $   (6.6)  $   (8.5) $  (13.4)
Net income                                                     $   12.2   $    9.6   $   15.7  $   21.8
Net income excluding goodwill amortization                     $   15.1   $   12.4   $   21.5  $   27.5
Return on equity in properly capitalized tangible assets (A)                             27.4%     34.9%
Return on equity in total assets (A)                                                      7.1%     11.9%



                                                 June 30   Dec. 31
Capital Structure                                 1997       1996
                                                  ----       ----

Total net tangible assets                       $  189.8   $  267.9
Goodwill at cost                                   448.0      443.6
                                                --------   --------
    Total assets before goodwill amortization      637.8      711.5
Accumulated goodwill amortization                  (89.4)     (82.8)
Total debt                                        (169.9)    (258.9)
                                                --------   --------
Stockholders' equity                            $  378.5   $  369.8
                                                ========   ========
Debt to total capitalization                          31%        41%

(A) - Twelve months ended.

(All amounts are subject to annual audit by independent public accountants.)

                        Subsidiary Financial Information
                              NORTH AMERICAN COAL
                      (In millions, except percentage data)

                                                                  Three Months          Six Months
                                                                  Ended June 30        Ended June 30
                                                                  -------------        -------------
Operating Results                                                1997       1996       1997     1996
                                                               --------   --------   -------  -------
Lignite tons sold                                                   6.6        6.0      13.1     13.1
Income before tax from operating mines                         $    6.4   $    5.7   $  12.8  $  12.6
Royalty and other income, net                                  $    1.4   $    4.1   $   2.2  $   5.6
Headquarters expense                                           $   (1.6)  $   (1.8)  $  (2.9) $  (3.2)
Net income                                                     $    3.8   $    5.3   $   7.7  $  10.1
Return on equity in properly capitalized tangible assets (A)                           293.2%   232.9%
Return on equity in total assets (A)                                                   102.0%   115.4%


                                             June 30  Dec. 31
Capital Structure (B)                         1997      1996
                                              ----      ----

Investment in project mining subsidiaries   $   2.2   $   3.3
Other net tangible assets                       3.8      (0.8)
                                            -------   -------
       Total net tangible assets                6.0       2.5

Advances to parent company                     41.6      41.9

Debt related to parent advances               (32.4)    (29.0)
Other debt                                     (0.1)     (0.3)
                                            -------   -------
       Total debt                             (32.5)    (29.3)
                                            -------   -------

Stockholder's equity                        $  15.1   $  15.1
                                            =======   =======
Debt to total capitalization                     68%       66%


(A) - Twelve months ended.
(B) - Excluding project mining subsidiaries.

(All amounts are subject to annual audit by independent public accountants.)

                        Subsidiary Financial Information
                          HAMILTON BEACH/PROCTOR-SILEX
                      (In millions, except percentage data)


                                                                 Three Months       Six Months
                                                                 Ended June 30     Ended June 30
                                                                 -------------     -------------
Operating Results                                                1997      1996     1997    1996
                                                               -------   -------   ------  ------

Units sold                                                         7.0       6.3     12.9    11.6
Revenues                                                       $  87.2   $  82.7   $162.5  $150.6
Operating profit                                               $   2.2   $   4.7   $  0.1  $  3.7
Operating profit excluding goodwill amortization               $   3.2   $   5.6   $  2.1  $  5.5
Interest expense                                               $  (1.7)  $  (1.5)  $ (3.2) $ (2.8)
Net  income (loss)                                             $   0.3   $   1.7   $ (1.7) $  1.0
Net income excluding goodwill amortization                     $   1.3   $   2.6   $  0.3  $  2.8
Return on equity in properly capitalized tangible assets (A)                         17.2%   19.8%
Return on equity in total assets (A)                                                  8.3%    9.8%



                                                            June 30      Dec. 31
Capital Structure                                            1997         1996
                                                           --------     --------

Total net tangible assets                                  $  130.6     $  111.1
Goodwill at cost                                              118.9        118.9
                                                           --------     --------
    Total assets before goodwill amortization                 249.5        230.0
Accumulated goodwill amortization                             (24.5)       (22.5)
Total debt                                                   (108.9)       (89.7)
                                                           --------     --------
Stockholder's equity                                       $  116.1     $  117.8
                                                           ========     ========
Debt to total capitalization                                     48%          43%


(A) - Twelve months ended.

(All amounts are subject to annual audit by independent public accountants.)

                        Subsidiary Financial Information
                               KITCHEN COLLECTION
                 (In millions, except store and percentage data)


                                                                 Three Months         Six Months
                                                                 Ended June 30       Ended June 30
                                                                 -------------       -------------
Operating Results                                                1997      1996      1997    1996
                                                               -------   -------   -------  -------
Number of stores                                                                       145      140
Revenues                                                       $  16.6   $  14.6   $  31.2  $  27.5
Operating loss                                                 $  (0.5)  $  (0.6)  $  (1.5) $  (1.8)
Operating loss excluding goodwill amortization                 $  (0.4)  $  (0.5)  $  (1.4) $  (1.7)
Net loss                                                       $  (0.3)  $  (0.5)  $  (1.0) $  (1.2)
Net loss excluding goodwill amortization                       $  (0.2)  $  (0.4)  $  (0.9) $  (1.1)
Return on equity in properly capitalized tangible assets (A)                          20.0%    14.8%
Return on equity in total assets (A)                                                  14.1%    10.5%



                                                June 30   Dec. 31
Capital Structure                                 1997      1996
                                                -------   -------

Total net tangible assets                       $  14.2   $  14.6
Goodwill at cost                                    4.6       4.6
                                                -------   -------
    Total assets before goodwill amortization      18.8      19.2
Accumulated goodwill amortization                  (1.0)     (0.9)
Total debt                                         (6.0)     (5.0)
                                                -------   -------
Stockholder's equity                            $  11.8   $  13.3
                                                =======   =======
Debt to total capitalization                         34%       27%


(A) - Twelve months ended

(All amounts are subject to annual audit by independent public accountants.)

                              Financial Information
                             NACCO (PARENT COMPANY)
                                  (In millions)

                                                 Three Months       Six Months
                                                 Ended June 30     Ended June 30
                                                 -------------     -------------

Condensed Income Statement                       1997     1996     1997     1996
                                               -------  -------  -------  -------
Income (loss)
    NACCO Materials Handling Group             $  12.2  $   9.6  $  15.7  $  21.8
    Hamilton Beach/Proctor-Silex                   0.3      1.7     (1.7)     1.0
    North American Coal                            3.8      5.3      7.7     10.1
    Kitchen Collection                            (0.3)    (0.5)    (1.0)    (1.2)
                                               -------  -------  -------  -------
                                                  16.0     16.1     20.7     31.7
    Minority interest                             (0.3)    (0.5)    (0.4)    (0.7)
                                               -------  -------  -------  -------
Equity in earnings of operating subsidiaries      15.7     15.6     20.3     31.0
NACCO and Other                                   (0.8)    (1.6)    (2.6)    (4.1)
                                               -------  -------  -------  -------
    Net income                                 $  14.9  $  14.0  $  17.7  $  26.9
                                               =======  =======  =======  =======



Condensed Statement of Cash Flows
Operating Activities
 Parent company only net loss                                  $ (0.9) $  (1.7) $ (2.6) $ (4.3)
 Other operating cash flows                                       3.4     12.6     3.2     4.1
                                                               ------  -------  ------  ------
    Net cash provided (used) by operating activities              2.5     10.9     0.6    (0.2)
                                                               ------  -------  ------  ------
Investing Activities
 Additional investment in subsidiary                               --       --      --    (1.8)
 Dividends and advances received from (paid to) subsidiaries      2.7     (8.5)    4.3     4.5
 Note payable to Bellaire                                        (1.2)    (1.2)   (0.3)   (0.8)
                                                               ------  -------  ------  ------
    Net cash provided (used) by operating activities              1.5     (9.7)    4.0     1.9
                                                               ------  -------  ------  ------
Financing Activities
 Stock repurchase                                                (2.7)      --    (2.7)     --
 Cash dividends                                                  (1.6)    (1.7)   (3.1)   (3.3)
 Other financing cash flows                                       0.3      0.5     1.2     1.6
                                                               ------  -------  ------  ------
    Net cash used by financing activities                        (4.0)    (1.2)   (4.6)   (1.7)
                                                               ------  -------  ------  ------

    Increase (decrease) for the period                         $   --  $    --  $   --  $  --
                                                               ======  =======  ======  ======

(All amounts are subject to annual audit by independent public accountants.)

                              Financial Information
                             NACCO (PARENT COMPANY)
                                  (In millions)

                                                    June 30  Dec. 31
Condensed Balance Sheet                               1997     1996
                                                    -------- --------
Current assets                                      $     -- $    0.3
Current intercompany accounts receivable, net            4.9      9.1
Other assets                                             0.5      0.5
Investments in subsidiaries
     NACCO Materials Handling Group                    369.5    361.0
     Hamilton Beach/Proctor-Silex                      116.1    117.8
     North American Coal                                15.1     15.1
     Kitchen Collection                                 11.8     13.3
     Bellaire                                            0.9      0.9
                                                    -------- --------
                                                       513.4    508.1
Property, plant and equipment, net                       2.1      2.2
Deferred income taxes                                   20.7     20.0
                                                    -------- --------
     Total assets                                   $  541.6 $  540.2
                                                    ======== ========


Current liabilities                                 $    9.5 $    8.8
Reserve for future interest on obligation to UMWA       60.3     61.5
Note payable to Bellaire                                40.3     40.5
Notes payable to other subsidiaries                     41.6     45.6
Deferred income and other                                4.5      4.5
Stockholders' equity                                   385.4    379.3
                                                    -------- --------
     Total liabilities and stockholders' equity     $  541.6 $  540.2
                                                    ======== ========


(All amounts are subject to annual audit by independent public accountants.)